Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, VA 22314
April 21, 2023
BY EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Michael Henderson, Cara Lubit, Todd K. Schiffman and James Lopez

RE:	Burke & Herbert Financial Services Corp.
Registration Statement on Form 10
File No. 001-41633
Ladies and Gentleman:
Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Burke & Herbert Financial Services Corp. (the “Company”) hereby respectfully requests that the effective date and time of the above-referenced Registration Statement on Form 10 be accelerated so that it will become effective under the Exchange Act at 4:00 p.m., Eastern Time, on April 21, 2023, or as soon as practicable thereafter. The Company also respectfully requests that the Securities and Exchange Commission confirm such effective date and time in writing.
Please contact Gregory Parisi of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (202) 274-1933 to provide notice of effectiveness, or if you have any questions or comments concerning this request. Thank you for your assistance.

Very Truly Yours,

Burke & Herbert Financial Services Corp.

By:	/s/ Roy E. Halyama
Roy E. Halyama
Chief Financial Officer